Exhibit (a)(2)

June 27, 2017

Dear Stockholder:

On behalf of the board of directors of Rightside Group, Ltd. (“Rightside”), I am pleased to inform you that on June 13, 2017, Rightside agreed to be acquired by Donuts Inc. (“Donuts”), pursuant to the terms of an Agreement and Plan of Merger by and among Rightside, Donuts and DTS Sub Inc. (“Purchaser”), a wholly owned subsidiary of Donuts. Purchaser has commenced a tender offer to purchase all outstanding shares of common stock of Rightside at a price of $10.60 per share, net to the holder in cash, and subject to any applicable tax withholding.

After successful completion of the tender offer, Purchaser will be merged with and into Rightside, and any Rightside common stock not purchased in the tender offer will be converted into the right to receive an amount equal to $10.60 per share, net to the holder in cash, and subject to any applicable tax withholding, pursuant to the merger. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 Midnight, New York City time, on July 26, 2017 (i.e., one minute after 11:59 p.m., New York City Time, on July 26, 2017). As more fully set forth in the merger agreement, the tender offer is conditioned upon, among other things, there being validly tendered the number of shares of Rightside in accordance with the terms of the offer and not withdrawn prior to the expiration of the offer (excluding shares tendered pursuant to guaranteed delivery procedures that are not actually delivered prior to the expiration of the offer), together with those shares already owned by Parent and its subsidiaries, that represent at least a majority of the shares then outstanding (assuming conversion or exercise of all derivative securities convertible or exercisable immediately prior to the expiration date of the offer, regardless of the conversion or exercise price).

After careful consideration, including a thorough review of the terms of the tender offer with Rightside’s legal and financial advisors, at a meeting held on June 13, 2017, the board of directors unanimously: (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, are advisable, fair to and in the best interests of Rightside’s stockholders; (ii) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger; and (iii) resolved to recommend that Rightside’s stockholders accept the offer and tender their shares pursuant to the offer.

Accordingly, for the other reasons described in more detail in the enclosed copy of Rightside’s solicitation/recommendation statement, the board of directors unanimously recommends that Rightside’s stockholders accept the tender offer and tender their shares pursuant to the tender offer.

The solicitation/recommendation statement contains additional information relating to the tender offer and the merger, including a description of the reasons for the board of directors’ recommendations described above. Also enclosed are Parent’s offer to purchase, dated June 27, 2017, a letter of transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the board of directors, we thank you for your support.

Sincerely,

David E. Panos Chairman of the Board	Taryn J. Naidu Chief Executive Officer